March 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Leaping Group Co., Ltd.

Application for Withdrawal of Registration Statement on Form F-1

File No. 333-229116

Dear Sir/Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Leaping Group Co., Ltd. (the “Company”) hereby applies for the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-229116), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the U.S. Securities and Exchange Commission (“SEC”) on January 2, 2019.

The Company is requesting the withdrawal of the Registration Statement because the Company has decided not to pursue an initial public offering of its securities at this time due to market conditions. The Registration Statement was declared effective by the SEC on March 21, 2019, but none of the Company's securities were sold or will be sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. Pursuant to Rule 477(c), the Company advises the SEC that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the SEC as soon as reasonably possible.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this matter, please contact the Company’s legal counsel, John P. Yung of Lewis Brisbois Bisgaard & Smith LLP, at 916-646-8288 or john.yung@lewisbrisbois.com.

Leaping Media Group Co., Ltd

越众文化传媒集团有限公司

Add.: Room 2010, Huaruntiexi Centre, No.158, Jianshe East Road, Tiexi District, Shenyang City, Liaoning Province，China 中国辽宁省沈阳市铁西区华润中心 2010 室

Tel: 0086-24-2259 8763

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,
Leaping Group Co., Ltd.

By:	/s/ Tao Jiang
Tao Jiang, Chief Executive Officer

Leaping Media Group Co., Ltd

越众文化传媒集团有限公司

Add.: Room 2010, Huaruntiexi Centre, No.158, Jianshe East Road, Tiexi District, Shenyang City, Liaoning Province，China 中国辽宁省沈阳市铁西区华润中心 2010 室

Tel: 0086-24-2259 8763